Press Release

Exhibit 99.1

FOR IMMEDIATE RELEASE
CONTACT:
Joseph Kuo
Ruth Pachman
of Kekst and Company
212-521-4800

WYNNEFIELD GROUP REACHES GOVERNANCE AND VOTING
AGREEMENT WITH CROWN CRAFTS

- Wynnefield Nominee Joseph Kling Joins Crown Crafts Board -

- Crown Crafts Board Creates Strategic Review Committee To Explore Alternatives -

NEW YORK, NY, July 3, 2008 - The Wynnefield Group, the largest stockholder in Crown Crafts Inc. (NASDAQ: CRWS), announced today that on July 1, 2008 it entered into a governance and voting agreement with Crown Crafts, settling Wynnefield’s proxy solicitation to elect two members to the Crown Crafts Board of Directors. As part of this agreement, Crown Crafts has appointed to its Board of Directors Wynnefield nominee Joseph Kling, who will be re-nominated for election to the Board at the company’s upcoming annual meeting of stockholders on August 12, 2008. In addition, the Crown Crafts Board of Directors has formed a Strategic Review Committee to explore strategic alternatives to create value for all of the company’s stockholders. The Strategic Review Committee will issue its report and recommendations to the Board by March 1, 2009.

Immediately following Crown Crafts’ annual meeting of stockholders this year, the company’s Board will be reduced to seven members, including Joseph Kling and Frederick G. Wasserman, who was nominated by the Wynnefield Group and elected to the Crown Crafts Board in August 2007. Mr. Kling previously served for 19 years as a member of the Board of Directors of Russ Berrie and Company, Inc., an NYSE-listed company specializing in the gift and juvenile products industry. Recently, Mr. Kling served as CEO of View-Master-Ideal, a toy manufacturer, and he currently serves as President and CEO of MLJ, Inc., a privately-held consulting company focused on the toy industry and infant and juvenile apparel industries.

Under the agreement, the Wynnefield Group has also been permitted to acquire up to an aggregate of 20% of all outstanding shares of Crown Crafts common stock. Additionally, the Wynnefield Group has agreed not to engage in any proxy solicitation activities with respect to Crown Crafts through August 2009.

Nelson Obus, General Partner of the Wynnefield Group, said, “We are very pleased that Crown Crafts has accepted this amicable compromise, which demonstrates Wynnefield’s commitment to seek conciliatory avenues to resolve the serious concerns we have had about the company’s governance and performance. Ultimately, our foremost goal continues to be the creation of value for the benefit of all stockholders in the company. We are excited to move forward with the company and its Board in the exploration of alternatives that will meet this goal.”

Wynnefield is Crown Crafts’ largest stockholder (holding some 15.6% of the outstanding shares), and is a long-term investor in the company.

ABOUT THE WYNNEFIELD GROUP:

The Wynnefield Group is Crown Crafts’ largest shareholder, holding 15.6% of the company’s outstanding common stock.  Wynnefield is a long-term investor in Crown Crafts, having first invested in the company about eight years ago. The Wynnefield Group includes several affiliates of Wynnefield Capital, Inc. (WCI), a value investor specializing in U.S. small cap situations that have company- or industry-specific catalysts.  WCI was established in 1992. Its founding partners, Nelson Obus and Joshua Landes, held senior research and institutional equity positions at Lazard Freres & Co. during the 1980s, and the initial Wynnefield investors included many of their colleagues at Lazard. The fund has grown to approximately $450 million under management. Nelson Obus currently serves on the board of directors of Layne Christensen Company (NASDAQ: LAYN), serving on its audit committee and compensation committee.

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